

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2012

Via Email
Phillip Z. Weisberg
Chief Executive Officer
FX Alliance Inc.
909 Third Avenue, 10th Floor
New York, New York 10022

> **Re:** **FX Alliance Inc.**
> **Amendments Nos. 5 and 6 to Registration Statement on Form S-1**
> **Filed January 27, 2012**
> **File No. 333-176901**

Dear Mr. Weisberg:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Offering, page 8

1. We note your response to comment 4 of our letter dated January 26, 2012 that the disclosure provides investors with the necessary information to fully evaluate the risks related to the conflicts of interest that certain underwriters may have in the offering. We continue to believe that you should revise your risk factors section to specifically describe these risks or confirm that you believe there are no material risks relating to the conflicts of interest that certain underwriters may have in the offering.

Principal and Selling Shareholders, page 103

2. We note that several of the selling shareholders appear to be affiliates of broker-dealers. Please revise to identify those selling shareholders that are affiliates of broker-dealers and state for each such selling shareholder that: (i) the seller purchased the securities in the ordinary course of business and (ii) at the time of

purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee, Staff Accountant, at (202) 551-3468 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale, Attorney-Advisor, at (202) 551-3402 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

Cc: Christopher Kitchen
        Kirkland & Ellis LLP